FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

-----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*/    2. Issuer Name and                   /      5. Relationship of Reporting
                                        /       Ticker or Trading Symbol          /         Person(s) to Issuer
                                        /                                         /         (Check all applicable)
                                        /                                         /          -x-  Director      ---    10% Owner
(Last)        (First)    (Middle)       /        AREMISSOFT CORPORATION           /          ---  Officer       ---    Other
ELLIS,        GEORGE        H.          /              ("AREM")                   /          (give title below) (specify below)
                                        /                                         /
----------------------------------------/-----------------------------------------/-------------------------------------------------
                                        / 3. Statement   4. If Amendment, Date    /       6.  Individual or Joint/Group Filing
                                        / for Month/Year  of Original(Month/Year) /                 (Check Applicable Line)
                                        /                                         /            x  Form filed by one Reporting Person
                                        /    05/2000                              /           --- Form filed by More than One
                                        /                                         /                Reporting Person
----------------------------------------/                                         /
8401 North Central Expressway, #840 LB2 /                                         /
--------------------------------------- /                                         /
(Street)                                /                                         /
--------------------------------------- /                                         /
                                        /                                         /
Dallas,                TX        75225  /                                         /
--------------------------------------- /                                         /
(City)                (State)   (Zip)   /                                         /
-----------------------------------------------------------------------------------------------------------------------------------

          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED

                                                                                     5. Amount of
                                                           4.   Securities             Securities    6. Ownership      7. Nature of
                                                              Acquired (A) or          Beneficially    Form: Direct      Indirect
                                          3. Transaction      Disposed of (D)          Owned at End    (D) or            Beneficial
1. Title of Security 2. Transaction Date    Code(Instr.8.)   (Instr. 3, 4 and 5)         of Month      Indirect (I       Ownership
      (Instr. 3)         (Mo./Day/Yr.)       Code     V       Amount  (A)or(D) Price   (Instr.3,4,5)   (Instr. 4)        (Instr. 4)
-------------------- -------------------   -------- -------   ------- -------- ------- -------------- ------------     -------------

Common Stock             05/04/2000           M               20,000     A     $ 5.00     20,000           D                 N/A

Common Stock             05/05/2000           S                  600     D     $27.0625   19,400           D                 N/A

Common Stock             05/05/2000           S                1,100     D     $27.00     18,300           D                 N/A

Common Stock             05/08/2000           S                1,000     D     $25.875    17,300           D                 N/A

Common Stock             05/09/2000           S                7,300     D     $25.375    10,000           D                 N/A

Common Stock             05/09/2000           S                1,000     D     $24.875     9,000           D                 N/A

Common Stock             05/11/2000           S                  200     D     $25.4375    8,800           D                 N/A

Common Stock             05/11/2000           S                2,000     D     $25.375     6,800           D                 N/A

Common Stock             05/11/2000           S                2,000     D     $25.25      4,800           D                 N/A

Common Stock             05/11/2000           S                2,600     D     $25.125     2,200           D                 N/A

Common Stock             05/11/2000           S                2,100     D     $25.00        100           D                 N/A

Common Stock             05/11/2000           S                  100     D     $24.875         0           D                 N/A
-------------------- -------------------   -------- -------   ------- -------- ------- -------------- ------------     -------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued) TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED(e.g., puts, calls, warrants, options, convertible securities)


                                                             6.Date                                  9.Number   10.Owner-
                                             5.Number        Exercisable   7.Title and                of Deriv-  ship Form
                                             of Derivitive   and Expira-   Amount of                  itive      of Deriv-
                                             Securities      tion Date     Underlying                 Securities itive
                                  4.Trans-   Aquired (A)     (Mo./Day/Yr.) Securities       8.Price   Benefi-    Security
1.Title    2.Conversion 3.Trans-   action    or Disposed     ------------- (Instr.3 and 4)   of Deri- cially     Direct    11.Nature
of         or Exercise   action    Code      of (D)          Date          ----------------  vitive   owned at   (D) or    of Bene-
Derivitive Price of       Date    (Instr. 8) (Instr. 3,4,5)  Exer-   Expira-       Amount or Security End of     Indirect  ficial
Security   Derivitive   (Mo./Day/ ---------- --------------  cis-    tion          Number of (Instr.  Month      (I)       Ownership
(Instr.3)  Security       Yr.)    Code    V     A      D     able    Date    Title Shares    5)       (Instr.4)  (Instr. 4)(Instr.4)
---------- ------------ --------- ----- ----  ----- -------  ------- ------- ----- --------- -------- ---------  ---------- --------
Common      $5.00        05/04/00   M               20,000   4/22/99 4/22/04 Common  20,000              0           D         N/A
 Stock                                                       4/22/00          Stock
---------- ------------ --------- ----- ----  ----- -------  ------- ------- ----- --------- -------- ---------  ---------- --------


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

 /s/  GEORGE H. ELLIS                                              06/08/2000
 --------------------------------                                  ----------
      George H. Ellis                                                 Date
 **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.